SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                              DATAWAVE SYSTEMS INC.
                                (Name of Issuer)

                    COMMON SHARES, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   237921-20-0
                                 (CUSIP Number)


                                                         copy to:

            Thom Waye                              Gary T. Moomjian, Esq.
   Sigma Capital Advisors, LLC                     Moomjian & Waite, LLP
         800 Third Avenue                          100 Jericho Quadrangle
            Suite 1701                                   Suite 225
     New York, New York 10022                     Jericho, New York 11753


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 22, 2005
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)
                               Page 1 of 12 pages

----------------------
          1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE notes).

CUSIP No. 237921-20-0                 13D                    Page 2 of 12 Pages
--------------------------------------------------------------------------------
                                     Pages
                                     -----

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Sigma Opportunity Fund, LLC
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a)   [ ]
                                                                 (b)   [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS *

    WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

  NUMBER OF            7.  SOLE VOTING POWER     7,500,000 (See Item 4)
  SHARES
  BENEFICIALLY         ---------------------------------------------------------
  OWNED BY             8.  SHARED VOTING POWER   -0-
  EACH
  REPORTING            ---------------------------------------------------------
  PERSON WITH          9.  SOLE DISPOSITIVE POWER   7,500,000 (See Item 4)

                       ---------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,500,000 (See Item 4)

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
    (11) 13.8% (See Item 4)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON *
    OO - Limited Liability Company

--------------------------------------------------------------------------------

CUSIP No.  237921-20-0                13D                    Page 3 of 12 Pages
--------------------------------------------------------------------------------


1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Sigma Capital Advisors, LLC
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a)   [ ]
                                                                 (b)   [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS *

    00
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------

  NUMBER OF            7.  SOLE VOTING POWER     7,500,000 (See Item 4)
  SHARES
  BENEFICIALLY         ---------------------------------------------------------
  OWNED BY             8.  SHARED VOTING POWER   -0-
  EACH
  REPORTING            ---------------------------------------------------------
  PERSON WITH          9.  SOLE DISPOSITIVE POWER   7,500,000 (See Item 4)

                       ---------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,500,000 (See Item 4)

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.8% (See Item 4)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON *
    OO - Limited Liability Company

--------------------------------------------------------------------------------

CUSIP No. 237921-20-0                 13D                    Page 4 of 12 Pages
--------------------------------------------------------------------------------


1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Sigma Capital Partners, LLC
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a)   [ ]
                                                                 (b)   [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS *

    00
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------

  NUMBER OF            7.  SOLE VOTING POWER     7,500,000 (See Item 4)
  SHARES
  BENEFICIALLY         ---------------------------------------------------------
  OWNED BY             8.  SHARED VOTING POWER   -0-
  EACH
  REPORTING            ---------------------------------------------------------
  PERSON WITH          9.  SOLE DISPOSITIVE POWER   7,500,000 (See Item 4)

                       ---------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,500,000 (See Item 4)

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.8% (See Item 4)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON *
    OO - Limited Liability Company

--------------------------------------------------------------------------------

CUSIP No.  237921-20-0                13D                    Page 5 of 12 Pages
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Thom Waye
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *           (a)   [ ]
                                                                 (b)   [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS *

    00
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------

  NUMBER OF            7.  SOLE VOTING POWER     7,500,000 (See Item 4)
  SHARES
  BENEFICIALLY         ---------------------------------------------------------
  OWNED BY             8.  SHARED VOTING POWER   -0-
  EACH
  REPORTING            ---------------------------------------------------------
  PERSON WITH          9.  SOLE DISPOSITIVE POWER   7,500,000 (See Item 4)

                       ---------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,500,000 (See Item 4)

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.8% (See Item 4)

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON *
    IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.   SECURITY AND ISSUER.

         This statement relates to the common shares, par value $.001 per share (the "Common Stock"), of DataWave Systems Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at Wayne Interchange Plaza One, 145 Route 46 West, 3rd Floor, Wayne, New Jersey 07470.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This statement is being jointly filed by Sigma Opportunity Fund, LLC ("Sigma Fund"), Sigma Capital Advisors, LLC ("Sigma Advisors") and Sigma Capital Partners, LLC ("Sigma Partners"), each a Delaware limited liability company, and Thom Waye. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

          (i)       Sigma Opportunity Fund, LLC, a private investment fund;

          (ii) Sigma Capital Advisors, LLC, which serves as the managing member of Sigma Opportunity Fund, LLC;

          (iii) Sigma Capital Partners, LLC, which is the sole member of Sigma Capital Advisors, LLC;

          (iv) Thom Waye, who is the sole member of Sigma Capital Partners, LLC and who has the power to vote and dispose of the Company's shares owned by the Reporting Persons.

          (b) The principal business address of each Reporting Person is 800 Third Avenue, Suite 1701, New York, New York 10022.

          (c) The principal business of Sigma Fund is investing in securities. The principal business of Sigma Advisors is to serve as managing member of Sigma Fund. The principal business of Sigma Partners is to act as a holding entity for the membership interests of Sigma Advisors. The principal occupation of Mr. Waye is to serve as manager of Sigma Advisors.

          (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The State of Incorporation or Citizenship of each Reporting Person is as follows:

          (i)       Sigma Opportunity Fund, LLC--Delaware;
          (ii)      Sigma Capital Advisors, LLC--Delaware;
          (iii)     Sigma Capital Partners, LLC--Delaware;
          (iv)      Thom Waye--United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As more fully described under Item 4, Sigma Fund entered into a Note Purchase Agreement, dated December 21, 2005 (the "Note Purchase Agreement"), pursuant to which Sigma Fund purchased, for an aggregate purchase price of $1,500,000, a convertible promissory note of the Company from Integrated Technologies & Systems, Inc. ("IT&S"), which has a face value of $600,000 and which is convertible into 7,500,000 shares of Common Stock of the Company (the "Note"). In the event that the Common Stock underlying the Note is registered for resale, Sigma Fund shall pay to IT&S an additional $475,000 within twenty days after the effectiveness of the registration statement registering such Common Stock for resale. The funds required for the purchase of the convertible promissory note were obtained from the investment funds of the Sigma Fund.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons purchased the convertible promissory note based on the Reporting Persons' belief that such an investment represented an attractive investment opportunity.

Note Purchase Agreement

          On December 22, 2005 (the "Closing Date"), Sigma Fund, IT&S and Integrated Data Corp. ("IDC"), an affiliate of IT&S, entered into a Note Purchase Agreement, pursuant to which, among other things, IT&S sold to Sigma Fund the Note for $1,500,000 in cash. In connection with the Note Purchase Agreement, Sigma Fund and the Company entered into a Registration Rights Agreement, dated as of the Closing Date, pursuant to which the Company shall file, within 60 days, a registration statement pertaining to Common Stock underlying the Note. In the event that the Common Stock underlying the Note is registered for resale, Sigma Fund shall pay to IT&S an additional $475,000.

          Assuming conversion in full of the Note sold to Sigma Fund into Common Stock on the Closing Date, each Reporting Person would own beneficially 13.8% of the Common Stock issued and outstanding.

          The following are certain material provisions of the Note Purchase
Agreement:

         Nominee for Company's Board of Directors. It is anticipated that a designee of Sigma Fund will be nominated to the Board of Directors of the Company. IT&S and IDC agreed that, absent a reasonable basis to vote otherwise, each will vote the shares of Common Stock held by them in favor of the nominees to the board of directors recommended by management of the Company.

          Guarantee by IDC. In the event the Note is for any reason required to be transferred back to IT&S or the Company is unable to register the Common Stock underlying the Note, IDC shall transfer or cause to be transferred to Sigma Fund 7,500,000 shares of Common Stock of the Company.

          The following are certain material provisions of the Registration Rights Agreement:

Registration Rights. The Registration Rights Agreement grants Sigma Fund registration rights with respect to the shares of Common Stock underlying the Note, by which the Company shall file a registration statement to register such shares of Common Stock, or the resale thereof, within 60 days of the Closing Date. Additionally, the Company will use its best commercially reasonable efforts to cause such registration statement to become effective as soon as practicable thereafter. Sigma Fund is also granted piggyback registration rights.

Other Transactions

          Sigma Fund may acquire additional securities of the Company from time to time or may similarly dispose of securities of the Company so as to meet its investment objectives.

Plans or Proposals of the Reporting Persons

          Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) The aggregate number and percentage of the Company's Common Stock owned by each Reporting Person is as follows:

                (i) Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Fund: 7,500,000
                        Percentage: 13.8%
                (ii) Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Advisors: 7,500,000
                        Percentage: 13.8%
                (iii) Aggregate number of shares of Common Stock that may be deemed beneficially owned by the Sigma Partners:
                        7,500,000 Percentage: 13.8%
                (iv) Aggregate number of shares of Common Stock that may be deemed beneficially owned by the Thom Waye: 7,500,000
                        Percentage: 13.8%

        (b) The number of shares of Common Stock over which each Reporting Person has the power to vote and the power to dispose is as follows:

                (i)     1. Sole power to vote or to direct  vote:  7,500,000

                        2. Shared power to vote or to direct vote:  -0-
                        3. Sole power to dispose or to direct the disposition:
                        7,500,000
                        4. Shared power to dispose or to direct the disposition:
                        -0-

                (ii)    1.  Sole  power  to vote  or to  direct  vote:
                        7,500,000
                        2. Shared power to vote or to direct vote: -0-
                        3. Sole power to  dispose or to direct the  disposition:
                        7,500,000
                        4. Shared power to dispose or to direct the disposition:
                        -0-

                (iii)   1. Sole power to vote or to direct vote:  7,500,000
                        2.  Shared  power to vote or to direct vote:  -0-
                        3. Sole power to dispose or to direct the disposition: 7,500,000
                        4. Shared power to dispose or to direct the disposition:
                        -0-

                (iv)    1. Sole power to vote or to direct vote:  7,500,000
                        2. Shared power to vote or to direct  vote:  -0-
                        3. Sole power to dispose or to direct the disposition:
                        7,500,000
                        4. Shared power to dispose or to direct the disposition:
                        -0-

        (c) Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Securities within the past 60 days of the date hereof by the Reporting Persons.

        (d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        10.1 Note Purchase Agreement, dated as of December 21, 2005, by and between the IT&S, IDC and Sigma Fund.

        10.2 Registration Rights Agreement, dated as of December 21, 2005, by and between the Company and Sigma Fund.

        99.1 Joint Filing Agreement, dated December 30, 2005, by and among Sigma Opportunity Fund, LLC, Sigma Capital Advisors, LLC, Sigma Capital Partners, LLC, and Thom Waye.

                                   SIGNATURES
                                   ----------

        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2005

                                    SIGMA OPPORTUNITY FUND, LLC

                           BY:      SIGMA CAPITAL ADVISORS, LLC

                           BY:      /s/Thom Waye
                                    -----------------------------------
                                    Thom Waye, Manager


                                    SIGMA CAPITAL ADVISORS, LLC


                           BY:      /s/Thom Waye
                                    -----------------------------------
                                    Thom Waye, Manager

                                    SIGMA CAPITAL PARTNERS, LLC


                           BY:      /s/Thom Waye
                                    -----------------------------------
                                    Thom Waye, Sole Member


                                    /s/Thom Waye
                                    -----------------------------------
                                    Thom Waye

                                                                    EXHIBIT 99.1


                             JOINT FILING AGREEMENT

        JOINT FILING AGREEMENT (this " Agreement"), dated as of December 30, 2005, among Sigma Opportunity Fund, LLC, Sigma Capital Advisors, LLC and Sigma Capital Partners, LLC , each a Delaware limited liability company, and Thom Waye (collectively, the "Joint Filers").

                                   WITNESSETH
                                   ----------

        WHEREAS,  as of the date  hereof,  each of the Joint  Filers is filing a
Schedule 13D under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to securities of DataWave Systems Inc. (the "Schedule 13D");

        WHEREAS,  each of the Joint Filers is individually  eligible to file the
Schedule 13D;

        WHEREAS, each of the Joint Filers wishes to file the Schedule 13D and any amendments thereto jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

        NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

        1. The Joint Filers hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1) under the Exchange Act.

        2. Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii) under the Exchange Act, it is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

        3. Each of the Joint Filers hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.

                                    SIGMA OPPORTUNITY FUND, LLC
                           BY:      SIGMA CAPITAL ADVISORS, LLC


                           BY:      /s/Thom Waye
                                    -----------------------------------
                                    Thom Waye, Manager



                                    SIGMA CAPITAL ADVISORS, LLC


                           BY:      /s/Thom Waye
                                    -----------------------------------
                                    Thom Waye, Manager


                                    SIGMA CAPITAL PARTNERS, LLC



                           BY:      /s/Thom Waye
                                    -----------------------------------
                                    Thom Waye, Sole Member


                                    /s/Thom Waye
                                    -----------------------------------
                                    Thom Waye